Exhibit 99.1

Bragg’s ORYX Gaming Content Launches with 888 in the UK

Represents debut for Bragg in world’s largest regulated online gambling market

Toronto, January 5, 2022 - ORYX Gaming, a Bragg Gaming Group company (NASDAQ: BRAG, TSX: BRAG), has introduced its content in the UK for the first time after going live with 888casino, one of the world’s leading online casino brands, just weeks after receiving its supplier licence in the country.

A selection of games from ORYX’s exclusive RGS offering have been added to 888casino in the UK including games developed by ORYX’s in-house studio and titles from GAMOMAT. Egyptian Magic, the debut title from Bragg’s soon-to-launch proprietary game development studio, Atomic Slot Lab, will also be made available to local players.

The UK launch is an extension of Bragg’s longstanding existing partnership with 888, which has seen ORYX’s content integrated on 888casino’s platform across several other regulated markets in Europe.

The UK launch represents an important expansion for ORYX and follows in quick order the supplier’s receipt of a UK licence last month, allowing it to partner with operators in the world’s largest regulated online gambling market.

The UK Gambling Commission reported that the Gross Gambling Yield (GGY) for the online sector in the last fiscal year was £6.9bn (approx. US $9.2bn), with online casino games dominating the sector, generating £4.0bn (approx. US $5.4bn) in GGY.

Chris Looney, Chief Commercial Officer at Bragg, said: “The UK offers a substantial opportunity for Bragg to continue to grow its share in regulated global iGaming markets and we are thrilled to partner with 888, an already valued partner and one of the leading online betting and companies, for the launch of our content in the region.

“Through 888casino’s extensive customer base in the UK we will be able to introduce our content to a wide range of players and bring a new level of excitement and entertainment to the market.”

Talya Benyamini, VP B2C Casino at 888, said: “We are excited to expand our partnership with ORYX Gaming. By offering a selection of its exclusive, dynamic titles on our UK casino platform, we are able to provide more entertaining ways to play for our customers which aligns with our content and product leadership strategy. We look forward to building on this partnership.”

ENDS

About Bragg Gaming Group

Bragg Gaming Group  (NASDAQ: BRAG, TSX: BRAG) is a growing global gaming technology and content group and owner of leading B2B companies in the iGaming industry. Since its inception in 2018, Bragg has grown to include operations across Europe, North America and Latin America and is expanding into an international force within the global online gaming market.

Through its wholly-owned subsidiary ORYX Gaming, Bragg delivers proprietary, exclusive and aggregated casino content via its in-house remote games server (RGS) and ORYX Hub distribution platform. ORYX offers a full turnkey iGaming solution, including its Player Account Management (PAM) platform, as well as managed operational and marketing services.

Nevada-based Wild Streak Gaming is Bragg's wholly owned premium US gaming content studio. Wild Streak has a popular portfolio of casino games that are offered across land-based, online and social casino operators in global markets including the U.S. and U.K.

In May 2021, Bragg announced its planned acquisition of Nevada-based Spin Games, B2B gaming technology and content provider currently servicing the U.S. market. Spin holds licenses in key iGaming-regulated U.S. states and supplies Tier 1 operators in the region.

Find out more.

For Bragg Gaming Group, contact:

Yaniv Spielberg

CSO

Bragg Gaming Group

info@bragg.games

Or

Joseph Jaffoni, Richard Land, James Leahy

JCIR

212-835-8500 or bragg@jcir.com

For Bragg Gaming Group media enquiries or interview requests, contact:

Giles Potter

CMO

Bragg Gaming Group

press@bragg.games

About 888casino:

888casino is one of the world’s leading online casino brands, with a multi-award-winning casino experience enjoyed by more than 25 million members. Founded in 1997, 888casino provides a high-quality, safe and enjoyable online gaming experience, with a seamless player experience giving access to the best casino games available. 888 uses sophisticated AI to personalise the gaming experience for players, combining the best external games with unique and exclusive games developed by Section8, 888’s in-house content studio.

888 owns and operates some of the most exciting and trusted online Casino, Sport, Poker and Bingo brands in the market. 888 objective, above all else, remains to ensure that all those who download the 888 apps and visit its websites can do so in safety. 888 acknowledges the potential risks that online gambling can present and is committed to ongoing improvements to make gambling safer. It uses technology as a force for good, giving customers transparency about their activity, and using sophisticated AI to detect and block harmful play.

888casino’s dedication to product innovation has been recognised through industry awards. In 2020, 888 was awarded Casino Operator of the Year in the 2020 Gaming Intelligence Awards.

About 888 Holdings Plc:

888 Holdings plc (and together with its subsidiaries, "888" or the "Group") is one of the world’s leading online betting and gaming companies. 888’s mission is to develop state-of-the-art technology and products that provide fun, fair and safe digital gambling products to players globally. Safer gambling is a core focus for the Group and, at the beginning of 2020, 888 launched its ‘Safer. Better. Together’ safer gambling strategy and commitments.

888 has been at the forefront of the online gaming industry since foundation in 1997, leveraging its proprietary technology to provide to players and B2B partners an innovative and world-class online gaming experience.

In 2020, the company was proud to be recognised at the 2020 Gaming Intelligence awards as winner in the Casino Operator of the Year category. In 2020, 888 also won two prestigious awards for its poker platform at the 2020 Poker Listings Operator Awards in the Most Improved Software and Best Beginner Software categories.

The Group is structured into two lines of business: B2C, under the 888 brands, and B2B, conducted through Dragonfish, which provides partners a leading platform through which to establish an online gaming presence and monetise their own brands in a safe and responsible manner.

888's consumer facing websites offer more than just online betting and gaming. They are entertainment destinations: places where people can enjoy a truly interactive experience and be part of an online community that shares common interests. 888's strong and trusted brands are all accessible through www.888.com.